

John A. Martell
Chairman, Chief Executive Officer and President
MISCOR Group, Ltd.
1125 South Walnut St.
South Bend, IN 46619

March 16, 2009

RE: **MISCOR Group, Ltd.**
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008
File No. 000-52380

Dear Mr. Martell:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director